Exhibit 99.1

A2Z Cust2Mate Solutions Corp.

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2026

(Unaudited)

(Expressed in US Dollars)

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in US Dollars)

2

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	September 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$26,563	$13,525
Restricted cash (note 5)	3,886	384
Financial assets at fair value (note 3)	3,349	55,642
Inventories (note 4)	6,924	3,891
Trade receivables, net	7,700	3,034
Other accounts receivable	3,053	2,937
Total current assets	51,475	79,413
Non-current assets
Intangible asset	553	637
Long term restricted deposits	2,751	-
Long term financial assets at fair value	343	333
Long-term trade receivables (note 9)	12,283	1,221
Property, equipment and right of use assets, net	3,621	3,556
Total non-current assets	19,551	5,747

Total Assets	$71,026	$85,160

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loan (note 5)	$1,175	$9
Lease liability	1,322	819
Trade payables	3,760	3,348
Other accounts payable	2,944	2,200
Warrant Liability (note 6)	-	576
Total current liabilities	9,201	6,952
Non-current liabilities
Lease liability	1,236	1,758
Long term loan (note 5)	4,726	29
Total non-current liabilities	5,962	1,787
Total liabilities	15,163	8,739
Equity
Share capital and additional paid in capital (note 7)	214,794	206,953
Warrant Reserve	3,054	10,147
Accumulated other comprehensive loss	(996)	(1,872)
Reserve with respect to transactions with non-controlling interests	927	927
Accumulated losses	(159,879)	(138,187)
Total equity attributable to Company shareholders	57,900	77,968
Non-controlling interests	(2,037)	(1,547)
Total equity	55,863	76,421
Total liabilities and equity	$71,026	$85,160

November 12, 2026	“Yonathan De Yonge”	“Gadi Graus”
Date of approval of the financial statements	Yonathan De Yonge - Director	Gadi Graus Chief Executive Officer

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025

Revenues (note 9)	$10,932	$1,547	$20,153	$4,254
Cost of revenues	(7,276)	(1,021)	(13,846)	(2,878)
Gross profit	3,656	526	6,307	1,376

Expenses:
Research and development costs	$(2,936)	$(1,582)	$(9,857)	$(6,812)
Sales and marketing costs	(2,318)	(413)	(7,188)	(1,669)
General and administration expenses (note 1c)	(5,244)	(2,644)	(11,721)	(10,380)
Operating loss	(6,842)	(4,113)	(22,459)	(17,485)

Gain (loss) on revaluation of warrant liabilities (note 6)	-	2,830	-	(905)
Financial income (expense), net	277	(116)	277	71
Net loss for the period from continuing operations	(6,565)	(1,399)	(22,182)	(18,319)
Net loss for the period from discontinued operations	-	-	-	(2,425)
Net loss for the period	$(6,565)	$(1,399)	$(22,182)	$(20,744)

Less: Net loss attributable to non-controlling interests	(102)	(94)	(490)	(503)
Net loss attributable to controlling shareholders	(6,463)	(1,305)	(21,692)	(20,241)
Net loss for the period	$(6,565)	$(1,399)	$(22,182)	$(20,744)
Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	(1,775)	(1,296)	876	(760)
Other comprehensive income (loss)	(1,775)	(1,296)	876	(760)

Total comprehensive loss for the period	(8,340)	(2,695)	(21,306)	(21,504)

Less: Comprehensive loss attributable to non-controlling interests	(102)	(94)	(490)	(503)
Comprehensive loss attributable to the Company’s shareholders	(8,238)	(2,601)	(20,816)	(21,001)
	$(8,340)	$(2,695)	$(21,306)	$(21,504)
Basic and diluted loss per share from continuing operations	$(0.15)	$(0.04)	$(0.49)	$(0.51)
Basic and diluted loss per share from discontinued operations	$-	$-	$-	$(0.07)

Weighted average number of shares outstanding	44,071,020	36,797,579	44,161,444	35,063,498

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Transactions
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Loss	with non-controlling interests	Accumulated deficit	Treasury stock	Non-controlling interest	Total Equity
Balance – December 31, 2025	43,888,042	$206,953	$10,147	$(1,872)	$927	$(138,187)	$-	$(1,547)	$76,421

Net loss for the period	-	-	-	-	-	(21,692)	-	(490)	(22,182)
Adjustments arising from translating financial statements of foreign operations	-	-	-	876	-	-	-	-	876
Net comprehensive profit (loss) for the period	-	-	-	876	-	(21,692)	-	(490)	(21,306)
Exercise of options (note 7(b))	101,998	201	-	-	-	-	-	-	201
Exercise of RSUs (note 7(a))	987,500	-	-	-	-	-	-	-	-
Exercise of warrants (note 7(c))	252,967	1,522	-	-	-	-	-	-	1,522
Expiration of warrants	-	7,093	(7,093)	-	-	-	-		-
Purchase of treasury stock (note 7(d))	-	-	-	-	-	-	(6,701)	-	(6,701)
Cancellation of treasury stock (note 7(d))	(1,066,541)	(6,701)	-	-	-	-	6,701	-	-
Share based compensation (notes 8(b, c))	-	5,726	-	-	-	-	-	-	5,726
Balance – September 30, 2026	44,163,966	$214,794	$3,054	$(996)	$927	$(159,879)	$-	$(2,037)	$55,863

5

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Transactions			Total Equity of shareholder
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	with non-controlling parties	Accumulated deficit	Non- controlling interest	of the Company (Deficit)
Balance - January 1, 2025	29,590,297	$83,120	$30,863	$(549)	$927	$(100,452)	$(7,065)	$6,844

Net loss for the period	-	-	-	-	-	(20,241)	(503)	(20,744)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(760)	-	-	-	(760)
Comprehensive loss for the period	-	-	-	(760)	-	(20,241)	(503)	(21,504)
Issuance of shares in January 2025 private placement	4,748,150	27,395	-	-	-	-	-	27,395
Issuance of shares in September 2025 private placement	5,625,000	39,888	-	-	-	-	-	39,888
Transactions with non-controlling interests	-	(8,117)	-	-	-	-	6,267	(1,850)
Exercise of RSUs	219,667	-	-	-	-	-	-	-
Exercise of warrants	1,509,857	12,536	(1,269)	-	-	-	-	11,267
Exercise of options	225,332	548	-	-	-	-	-	548
Share based compensation	5,000	8,675	-	-	-	-	-	8,675
Balance – September 30, 2025	41,923,303	164,045	29,594	(1,309)	927	(120,693)	(1,301)	71,263

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	For the period of nine months ended
	September 30,
	2026	2025

Cash flows from operating activities
Net loss for the period	$(22,182)	$(20,744)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	1,154	439
Amortization of intangible assets	84	-
Share based compensation	5,726	8,675
Loss on divestment of subsidiary	-	1,009
Loss on revaluation of warrant liability	-	905
Gain from revaluation of investment in associate	(10)	(409)
Gain from revaluation of financial assets	(784)	-
Cash flows before changes in working capital	(16,012)	(10,125)

Change in long-term trade receivables	(11,062)	-
Change in severance liability	-	12
Change in inventory	(3,033)	(3,600)
Change in trade receivables	(4,666)	(25)
Change in other accounts receivables	(116)	(1,053)
Accrued interest on loans and leases	340	116
Change in accounts payable	412	315
Change in other accounts payable	744	666
Total cash flows used in operating activities	(33,393)	(13,694)

Cash flows from investing activities
Investment in restricted cash / short-term and long-term deposits	(6,253)	(2,475)
Divestment of a subsidiary	-	(549)
Proceeds from (investment in) financial assets	53,077	(24,605)
Purchase of property, plant and equipment	(514)	(657)
Total cash flows generated from (used in) investing activities	46,310	(28,286)

Cash flows from financing activities
Proceeds from the issuance of shares and warrants, net	-	69,242
Proceeds from exercise of warrants	946	7,795
Lease payments	(1,072)	(460)
Proceeds from exercise of options	201	548
Purchase of treasury stock	(6,701)	-
Repayment of loans	(196)	(850)
Proceeds from loans (note 5)	6,048	43
Transactions with non-controlling interests	-	(1,850)
Total cash flows generated from (used in) financing activities	(774)	74,468

Increase in cash and cash equivalents	12,143	32,488
Effect of changes in foreign exchange rates	895	(2,830)
Cash and cash equivalents at beginning of period	13,525	13,526

Cash and cash equivalents at end of period	$26,563	$43,184

Interest paid during the period	20	24

APPENDIX A: NON-CASH ACTIVITIES
Recognition of a lease liability and right-of-use asset	$724	$1,930
Fair value of warrants exercise during the period	576	-

APPENDIX A: NON-CASH ACTIVITIES – DIVESTMENT OF SUBSIDIARY
Working capital other than cash and cash equivalents	-	304
Property, plant and equipment	-	416
Lease liability	-	(7)
Loans	-	(94)
Severance liability	-	(159)
Loss on divestment of subsidiary	-	(1,009)
Total cash and cash equivalents from divestment of a subsidiary	-	(549)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

a.	A2Z CUST2MATE SOLUTIONS CORP. (the “Company”) was incorporated on January 15, 2018 under the laws of British Columbia. The Company’s principal place of business and its registered and records office of the Company is located at 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3. The Company has appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, NY 10168, as its agent for service of process in the United States.

The Company has been listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and trades under the symbol “AZ”. The Company was listed on the TSX Venture Exchange (“TSX.V”) in Toronto until February 28, 2024. Following an approval for a voluntary delisting, the Company no longer trades on the TSX.V but has remained a reporting issuer in Canada and its common shares (the “Common Shares”) remain listed on Nasdaq under the symbol AZ.

b.	As of September 30, 2026, the Company has two key subsidiaries (the “Subsidiaries”), both of which are companies incorporated under the laws of Israel: (1) Cust2mate Ltd. (“Cust2Mate”); and (2) Isramat Ltd. (“A2Z Isramat”). On July 13, 2023, Cust2Mate incorporated a wholly owned subsidiary, Cust2Mate USA Inc. under the laws of Delaware.

The Company owns 96.58% of the common shares of Cust2Mate, a retail technology company developing and providing connected shopping solutions and retail media capabilities, primarily for grocery retailers and supermarkets. Cust2Mate’s core offering is a smart cart designed to enhance the in-store shopping experience, improve retail operations, and enable digital engagement with shoppers throughout their shopping journey.

The Cust2Mate platform includes a modular smart cart solution that can be integrated with retailers’ existing shopping cart fleets, together with supporting software and infrastructure. The system enables shoppers to scan products as they shop, access product information, receive personalized promotions, monitor their purchases and total spending, and complete transactions without using traditional checkout lanes. The platform incorporates multiple security and product validation capabilities and is designed to integrate with retailers’ existing systems, including point-of-sale, payment, loyalty, and promotions systems.

In addition to its shopping and transaction capabilities, the Cust2Mate platform supports retail media services, enabling retailers and brands to engage shoppers with digital advertising and promotional content during the in-store shopping journey. The platform also supports the collection and analysis of shopping-related data, providing retailers and brands with insights into shopper behavior, campaign performance, and in-store activities.

Through the Cust2Mate platform, the Company monetizes its technology through several primary revenue streams, including recurring smart cart subscriptions, revenue-sharing arrangements from retail media and advertising activities, and additional revenue opportunities from data analytics and related digital services.

c.	Acquisition of Hedia

On October 6, 2026, the Company completed the acquisition of Hedia Ltd, a leading Israeli retail media company (“Hedia Acquisition”).

Hedia is an established, profitable and cash-generating retail media company, with fiscal 2025 audited annual revenue of approximately $20,000. Founded in 1988, Hedia provides end-to-end in-store retail media capabilities, combining an established advertiser sales organization with campaign planning and execution, shopper marketing, digital in-store media (digital signage and Electronic Shelf Labels (ESL)), physical retail activations, production and nationwide implementation. Hedia has longstanding relationships with leading Israeli retailers, as well as major international consumer brands, including Unilever, Kimberly-Clark, Procter & Gamble, Nike and Henkel.

The acquisition is a logical expansion for A2Z’s retail media business, combining Cust2Mate’s smart cart technology, digital in-store retail media inventory, shopper journey data, retailer relationships and measurement capabilities with Hedia’s advertiser relationships, sales organization and campaign execution capabilities. The combined business is designed to provide an integrated retail media platform for planning, selling, executing and measuring in-store campaigns.

8

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS (CONTINUED)

Transaction Terms

A2Z paid approximately $8,400 in cash and issued 833,333 Common Shares (fair value: $4,975) to the sellers, subject to a lockup period of up to 36 months.

The sellers are also eligible to receive up to approximately ILS 20 million ($6,527) in additional performance-based cash consideration, subject to achievement of agreed targets for 2027 and 2028 (“Hedia Earn-out Consideration”).

The common shares issued to the sellers have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

In connection with the Hedia Acquisition, the Company and Hedia, received financing facilities in the aggregate amount of ILS 21.6 million ($7,052) as follows: (i) ILS 7.6 million ($2,481) from Bank Hapoalim (received in September 2026) - The loan bears a fixed annual interest rate of 5.25%, is not linked to any index, and is repayable in a single principal payment on March 30, 2028. Interest is payable in 18 monthly installments; and (ii) ILS 14 million ($4,571) from Bank Mizrahi (received in October 2026) – the loan is to be repaid over 5 years and bears annual interest of Prime + 2.25%, payments commence in January 2027.

In addition, Hedia obtained a line of credit of up to ILS 14 million from Bank Mizrahi to replace its existing lines of credit. This line of credit will bear interest at an annual rate of Prime + 1.5%.

The Company incurred transaction costs of $326, which were recognized as general and administrative expenses.

Due to the fact the transaction occurred shortly before the authorization of these financial statements, the initial accounting for the business combination including the determination of the fair values of identifiable assets acquired, liabilities assumed, and any resulting goodwill or gain on a bargain purchase is incomplete as of the date of authorization.

Specifically, the Company has not yet finalized:

●	The fair value of the Hedia Earn-out Consideration in order to determine the total consideration.

●	The identification and fair value measurement of acquired intangible assets (including customer relationships, proprietary technology, and brand names);

●	The final assessment and measurement of working capital adjustments and contingent liabilities; and

●	The evaluation of deferred tax assets and liabilities resulting from tax base adjustments.

Consequently, it is impracticable to provide the fair value details of the assets acquired and liabilities assumed, as well as the expected goodwill or gain on a bargain purchase, as required by IFRS 3.B64(i)–(k). The Company is currently performing the Purchase Price Allocation (PPA) with the assistance of an independent valuation specialist and expects to finalize the initial accounting during the financial reporting period ending December 31, 2026.

d.	In October 2023, Israel was attacked by the Hamas terrorist organization and entered a state of war on several fronts. As of October 9, 2025, Israel and Hamas entered into a ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such agreements will hold. In June 2025, following escalating threats and intelligence reports of imminent attacks, Israel conducted preemptive strikes on military and nuclear infrastructure in Iran. Iran responded with drones and missiles attacks, some of which caused civilian casualties and infrastructure damage. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. In March 2026, hostilities resumed along Israel’s northern border with Lebanon, when Hezbollah resumed its attacks as part of a broader regional escalation. In response, Israel resumed military operations against Hezbollah in southern Lebanon. As of the date of these consolidated financial statements, conflict continues in parts of the region.

The war has had no material effect on the Company’s financial situation and on the results of the Company’s activities. Also, the Company managed to maintain operational and functional continuity, including maintaining an effective staff volume and effective ongoing operations with its customers and suppliers.

e. These Condensed Consolidated Interim financial statements were authorized for issue by the Board of Directors on November 12, 2026.

9

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 – BASIS OF PREPARATION

1.	Significant accounting policy

Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company are as of September 30, 2026, and presented in US dollars which is the Company’s reporting currency. The Company’s functional currency is the New Israeli Shekel. These unaudited condensed consolidated interim financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting” as issued by the IASB. They do not include all the information required in annual financial statements in accordance with IFRS accounting standards and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2025.

The policies applied in these condensed consolidated interim financial statements are based on IFRS accounting standards effective as of January 1, 2026, and are consistent with those included in the Company’s financial statements for the period ended September 30, 2026.

Basis of Consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Basis of measurement

These condensed consolidated interim financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

Financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument and are initially measured at fair value. Transaction costs are added to or deducted from the fair value of financial assets that are not measured at FVTPL. Subsequent measurement depends on the Company’s business model and contractual cash flow characteristics. Investments in marketable equity securities are classified at FVTPL. Changes in fair value, including realized and unrealized gains and losses on disposal or remeasurement, are recognized in profit or loss. Purchases and sales are recognized on the trade date. Financial assets are derecognized when contractual rights expire or substantially all risks and rewards are transferred.

2.	Critical Estimates and Assumptions

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the New Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. During the nine months ended September 30, 2026, there have been no such changes. The Company’s presentation currency is the US dollar.

10

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 – BASIS OF PREPARATION (CONTINUED)

3.	Standards-issued-but-not-yet-effective disclosure

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. This standard aims to improve the consistency and clarity of financial statement presentation and disclosures by providing updated guidance on the structure and content of financial statements. Key changes include enhanced requirements for the presentation of financial performance, financial position, and cash flows, as well as additional disclosures to improve transparency and comparability. In addition, IFRS 18 requires entities to classify income and expenses into five categories, three of which are new – i.e. operating, investing and financing – and the income tax and discontinued operation categories. The new standard sets out detailed requirements for classifying income and expenses into each category. These amendments are effective for annual periods beginning on or after January 1, 2027. The Company is currently assessing the impact that the adoption of IFRS 18 will have on its consolidated financial statements.

NOTE 3 – FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE

Financial assets not measured at fair value include cash and cash equivalents, loans to others, trade and other receivables, trade payables and long term debt. Due to their short-term nature, the carrying value of cash and cash equivalents, loans to others and trade and other receivables approximates their fair value.

The reconciliation of the opening and closing fair value balance of financial instruments is provided below:

Financial assets at fair value	Level 1

December 31, 2024	$-
Purchases	55,240
Disposals	-
Gain	402
December 31, 2025	$55,642
Purchases	-
Disposals	(53,077)
Gain	784
September 30, 2026	$3,349

General objectives, policies and processes

The Company’s investment strategy regarding its financial assets is the preservation of capital; the Company does not invest for trading or speculative purposes. The Company holds level 1 short-term investments (mutual funds and bonds) with yields ranging between 3.70% to 4.35%. See also note 13.

NOTE 4 - INVENTORIES:

	September 30,	December 31,
	2026	2025

Raw materials	$124	$117
Smart cart parts	2,861	2,528
Inventory in transit	35	636
Finished goods	3,904	610
	$6,924	$3,891

11

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 5 – LOAN FROM BANK

(a) On June 14, 2026, Cust2Mate signed a financing arrangement with a leading Israeli Bank Leumi le-Israel B.M (“Bank Leumi”), pursuant to which the Bank Leumi has committed to provide aggregate facilities of up to NIS 92 million ($30,893) to finance inventory purchases for specified smart cart customers (“Inventory Credit Line”). See also note 14(b).

65% of the facility is available for 12 months and the balance for a 24-month period, subject to customary terms and conditions. Drawdowns will be repaid over periods of up to 36 months. Borrowings bear interest at a rate of prime +4% per annum. The Company incurred a one-time arrangement fee of NIS 368,000 ($124) upon establishment of the facility.

Cust2Mate has a NIS 10 million ($3,265) security deposit (classified as Restricted Cash in the Consolidated Statement of Position) pledged in favor of Bank Leumi as collateral for secured inventory financing arrangements. The restricted cash is not available for general corporate purposes without the lender’s consent and has been presented as a current asset because it supports the Company’s ordinary working-capital cycle and revolving inventory financing activities.

As at September 30, 2026, Cust2Mate received a drawdown of NIS 10.8 million ($3,526) under the facility. $1,175 is recorded as a short-term liability and $2,231 is recorded as a long term liability. The net committed amount of NIS 81.2 million ($26,510) remains available to support future working-capital requirements.

The agreements contain customary affirmative and negative covenants, including requirements to provide periodic financial information, maintain legal existence and operating licenses, preserve insurance coverage, comply with applicable laws and regulations, and refrain from granting additional liens or encumbrances without prior approval. In addition, the Company has also granted a lien over certain customer agreements in favor of the Bank Leumi.

Management determined that the Company was in compliance with all applicable covenants as at September 30, 2026.

(b) On September 30, 2026, the Company, through Cust2Mate entered into a financing agreement with Bank Hapoalim B.M. (“Bank Hapoalim”) for a loan of NIS 7.6 million ($2,481) in connection with the Hedia Acquisition.

The loan bears a fixed annual interest rate of 5.25%, is not linked to any index, and is repayable in a single principal payment on March 30, 2028. Interest is payable in 18 monthly installments. The Company incurred a one-time arrangement fee of NIS 11,400 ($4).

As security for the loan, A2Z Advanced Solutions Ltd. executed a deed of pledge in favor of Bank Hapoalim, providing for a first-ranking fixed charge over certain bank deposits and related rights.

As of September 30, 2026, the outstanding principal balance amounted to NIS 7.6 million ($2,481) and recorded as a long-term liability.

12

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 6 – WARRANT LIABILITY

Certain warrants were issued on November 2, 2022 and January 4, 2024, with an exercise price denominated in Canadian dollars rather than the functional currency of the Company – New Israeli Shekels (NIS). During the nine months ended September 30, 2026, the balance of these warrants was exercised (see note 7(c)) and as such, as of September 30, 2026, there are no outstanding warrants accounted for as a liability.

The fair value of the warrants is determined by using an option pricing model that incorporates assumptions including share price, exercise price, expected volatility, expected life, risk-free interest rate and foreign exchange rates.

The Black-Scholes option pricing model was used to measure the warrant liability as of December 31, 2025 with the following assumptions (Level 3): volatility of 93%-110% using the historical prices of the Company, risk-free interest rate of 3.62%-4.45%, expected life of 2.00 years and exercise price of CAD$3.90-CAD$7.475.

Balance at December 31, 2025	$576
Warrant exercise	(576)
Revaluation at September 30, 2026	-
Balance at September 30, 2026	$-

Level 3 for the period ended on September 30, 2026:

For the three and nine months ended September 30, 2026, the Company recorded a loss on revaluation of warrant liabilities in the amount of $Nil (for the three and nine months ended September 30, 2025 - a gain of $2,830 and a loss of $905, respectively).

13

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 7 – SHAREHOLDERS’ EQUITY

a)	During the nine month period ended September 30, 2026, the Company issued 987,500 Common Shares in respect of the exercise of 987,500 vested RSUs (note 8 (c)).

b)	During the nine month period ended September 30, 2026, the Company issued 101,998 Common Shares in respect of the exercise of 101,998 share options for proceeds of $201 (note 8 (b)).

c)	During the nine month period ended September 30, 2026, the Company issued 252,967 Common Shares in respect of the exercise of 252,967 warrants for proceeds of $946 (note 8 (a)).

d)

Share repurchase program

On January 7, 2026, the Board of Directors of the Company approved a repurchase program allowing the Company to purchase through the facilities of the NASDAQ Common Shares of the Company up to a value of $20,000, but not to represent more than 20% of the “public float”, through to April 7, 2026, which was extended on March 27, 2026 to July 6, 2026 and on July 6, 2026 to December 31, 2026 (the “Buyback”). Oppenheimer & Co. Inc. served as the Company’s advisor and dealer manager in respect of the Buyback. As of July 30, 2026, the Company completed the cancellation of 1,066,541 treasury shares with a value of $6,701 (net of commissions), previously acquired under its Buyback program.

NOTE 8 - WARRANTS AND OPTIONS

a)	Warrants

(i)	Warrant transactions for the nine months ended September 30, 2026, and for the year ended December 31, 2025, are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2025	4,928,329	$6.17
Expiry of warrants	(721,239)
Exercise of warrants	(3,474,595)
Warrants issued in the January 2025 Registered Direct Offering and September 2025 underwritten public offering	554,313
Balance, December 31, 2025	1,286,808	$13.39
Exercise of warrants (a)	(252,967)
Expiry of warrants	(522,265)
Balance, September 30, 2026	511,576	$9.23

(a)	During the nine-month period ended September 30, 2026, the Company issued 252,967 shares in respect of 252,967 warrants that were exercised for total proceeds of $946.

(ii)	As at September 30, 2026, the Company had outstanding warrants, enabling the holders to acquire Common Shares as follows:

September 30, 2026	Expiry date	Exercise price		Exercise price (USD)
3,200	October 2, 2026	USD	1.88	$1.88
183,751	January 29, 2030	USD	8.00	$8.00
324,625	September 16, 2030	USD	10.00	$10.00
511,576

14

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 8 - WARRANTS AND OPTIONS (CONTINUED)

b)	Stock Options

(i)	Stock option transactions for the nine months ended September 30, 2026, and for the year ended December 31, 2025, are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2025	1,756,670	$5.39	$3.75
Options cancelled	(127,668)
Options exercised	(225,332)
Options granted	2,863,500
Balance December 31, 2025	4,267,170	$6.14	$8.41
Options cancelled	(263,335)
Options exercised	(101,998)
Options granted (a)(b)	125,000
Balance September 30, 2026	4,026,837	$8.77	$6.18

(a)	On March 26, 2026, the Company granted an employee 25,000 share options to purchase Common Shares of the company with an exercise price of $8.00 per share. The options vest in three equal annual installments, commencing on December 30, 2026, and expire in March 2036. The fair value of the options granted was estimated at $151 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $6.64; Expected option life 10 years; Volatility 103.94%; Risk-free interest rate 4.311%; Dividend yield 0%.

(b)	On August 6, 2026, the Company granted 100,000 share options to purchase Common Shares of the Company, of which 50,000 options have an exercise price of $7.00 per share and 50,000 options have an exercise price of $10.00 per share. The options vested immediately upon grant and expire on February 6, 2027. The fair value of the options granted was estimated at $57 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $5.98; Expected option life 0.5 years; Volatility 68.75%; Risk-free interest rate 3.954%; Dividend yield 0%.

(ii)	As at September 30, 2026, the Company had outstanding stock options, enabling the holders to acquire Common Shares as follows:

Outstanding as of September 30, 2026	Exercisable as of September 30, 2026	Expiry date	Exercise price (CAD)		Exercise price (USD)
6,670	6,670	October 28, 2026	CAD	20.00	$14.10
360,000	360,000	August 2, 2032	CAD	8.90	$6.27
120,000	120,000	August 21, 2032	CAD	10.00	$7.05
220,000	220,000	January 4, 2033	CAD	4.13	$2.91
100,000	100,000	January 4, 2033	CAD	4.13	$2.91
40,000	40,000	November 25, 2027	CAD	5.03	$3.54
81,000	81,000	April 18, 2033	CAD	4.00	$2.82
331,001	213,667	August 14, 2034	CAD	2.52	$1.78
105,000	52,500	January 15, 2035	CAD	9.08	$6.40
500,000	500,000	February 2, 2035	CAD	9.08	$6.40
30,000	20,000	June 20, 2035	CAD	2.52	$1.775
153,666	55,667	June 20, 2035	CAD	9.08	$6.40
154,000	58,000	October 9, 2035	CAD	11.35	$8.00
500,000	500,000	December 30, 2035	CAD	8.51	$6.00
1,200,500	805,333	December 30, 2035	CAD	11.35	$8.00
25,000	-	March 27, 2036	CAD	11.35	$8.00
50,000	50,000	February 6, 2027	CAD	9.93	$7.00
50,000	50,000	February 6, 2027	CAD	14.19	$10.00
4,026,837	3,232,837

Share-based compensation expense is recognized over the vesting period of options. During the three and nine months ended September 30, 2026, share-based compensation of $771 and $2,882, respectively, were recognized and charged to the Consolidated Statement of Comprehensive Loss (three and nine months ended September 30, 2025, share-based compensation of $501 and $4,242, respectively).

15

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 8 - WARRANTS AND OPTIONS (CONTINUED)

c) RSUs

RSUs transactions for the nine months ended September 30, 2026, and for the year ended December 31, 2025, are as follows:

Number
Balance, January 1, 2025	110,667
RSUs granted	1,545,000
Expiry of RSUs	(6,000)
Exercise of RSUs	(219,667)
Balance, December 31, 2025	1,430,000
RSUs granted (a)	230,000
Exercise of RSUs	(987,500)
Balance, September 30, 2026	672,500

a)	On July 12, 2026, the Company issued 230,000 RSU’s to an officer of the Company.

As at September 30, 2026, 500,000 RSU’s are milestone based RSU’s for which the milestones have not yet been achieved and are expected to be achieved by December 31, 2026. During the three and nine months ended September 30, 2026, share-based compensation of $1,237 and $2,844, respectively, were recognized and charged to the Consolidated Statement of Comprehensive Loss (during the three and nine months ended September 30, 2025, share-based compensation of $1,057 and $4,399, respectively).

NOTE 9 - REVENUES:

Revenue streams:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025

Revenues from sales of precision metal parts	$1,356	$1,335	$3,714	$3,668
Smart Carts:
Products	9,420	-	15,916	-
Services	156	212	523	586
Revenues from the Cust2Mate platform (*)	9,576	212	16,439	586
Total	$10,932	$1,547	$20,153	$4,254

(*)	When consideration is received over a period exceeding 12 months, the Company adjusts the transaction price to reflect the time value of money. Revenue is recognized at the discounted present value, and the unwinding of the discount is recognized as interest income over the payment period. As of September 30, 2026, long-term trade receivables amounted to $12,283. Interest income for the three and nine months periods ended September 30, 2026 were $86 and $126, respectively.

NOTE 10 – COMMITMENTS

Cust2Mate leases office space with the lease expiring on March 31, 2029. Lease payments are approximately $74 per month ($887 annually). Cust2Mate also leases two warehouses, with the leases expiring on December 31, 2027 and March 31, 2029. Lease payments are approximately $25 per month ($297 annually). Isramat leases its factory space with the lease expiring on March 31, 2027. Lease payments are approximately $20 per month ($245 annually).

NOTE 11 – DISCONTINUED OPERATIONS

On June 30, 2025, the Company entered into a share purchase agreement (the “A2ZMS Agreement”) pursuant to which it sold its wholly-owned subsidiary A2ZMS Advanced Military Solutions Ltd., a company organized under the laws of Israel (“A2ZMS”), to a purchaser residing in Israel for a purchase price of 500,000 ILS. The purchaser was related to a director of the Company at the time of sale. The A2ZMS Agreement was approved by all of the independent directors of the Company. The Company received an independent valuation of A2ZMS in connection with this transaction.

The results of operations of A2ZMS were classified as discontinued operations in the condensed consolidated interim financial statements of the Company in the prior period.

16

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 11 – DISCONTINUED OPERATIONS (CONTINUED)

Operating results attributed to the discontinued operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025

Revenues	$-	$-	$-	$824
Cost of revenues	-	-	-	767
Gross profit	-	-	-	57

Expenses:
Research and development costs	$-	$-	$-	$9
General and administration expenses	-	-	-	1,455
Operating loss	-	-	-	(1,407)

Financial (income) expense	-	-	-	9
Loss before taxes on income	-	-	-	(1,416)
Loss on disposal of discontinued operations*	-	-	-	(1,009)
Net loss for the period from discontinued operations	$-	$-	$-	$(2,425)

(*)	The loss on disposal of discontinued operations was determined as follows:

	Nine months ended September 30
	2026	2025

Consideration received on disposal of discontinued operations	$-	$148
Cash disposed of	-	(549)
Net cash outflow on disposal of discontinued operations	-	(401)

Net assets disposed (other than cash):
Property, equipment and right of use assets, net	-	(416)
Trade and other receivables	-	(668)
Trade and other payables	-	223
Loans	-	94
Severance payments, net	-	159
	$-	$(1,009)

	Nine months ended
	September 30
	2026	2025

Net cash flows provided by (used by) discontinued operations

From operating activities	$-	$515
From investing activities	-	(44)
From financing activities	-	(132)
	$-	$339

17

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 – OPERATING SEGMENTS AND MAJOR CUSTOMERS:

a)	Operating segments

As of September 30, 2026, the Company and its subsidiaries are engaged in the following two segments, currently in one geographical location (Israel):

1.	Retail automation solutions – Smart Carts (“Smart Carts”)

2.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Nine Months Ended September 30, 2026
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$3,714	$16,439	$20,153
Total	3,714	16,439	20,153

Cost of revenues
External	2,505	11,341	13,846
Total	2,505	11,341	13,846

Segment operational loss (gain)	(168)	22,627	22,459
Loss on revaluation of warrant liability			-
Financial expenses (income), net			(277)
Tax expenses			-
Net loss			$22,182

18

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 – OPERATING SEGMENTS AND MAJOR CUSTOMERS (CONTINUED)

	Nine Months Ended September 30, 2025
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$3,668	$586	$4,254
Total	3,668	586	4,254

Cost of revenues
External	2,811	67	2,878
Total	2,811	67	2,878

Segment operational loss (gain)	(1)	17,486	17,485
Loss on revaluation of warrant liability			905
Financial income, net			(71)
Tax expenses			-
Net loss			$18,319

	Three Months Ended September 30, 2026
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$1,356	$9,576	$10,932
Total	1,356	9,576	10,932

Cost of revenues
External	1,195	6,081	7,276
Total	1,195	6,081	7,276

Segment operational loss	121	6,721	6,842
Loss on revaluation of warrant liability			-
Financial expenses (income), net			(277)
Tax expenses			-
Net loss			$6,565

	Three Months Ended September 30, 2025
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$1,335	$212	$1,547
Total	1,335	212	1,547

Cost of revenues
External	964	57	1,021
Total	964	57	1,021

Segment operational loss (gain)	(67)	4,180	4,113
Gain on revaluation of warrant liability			(2,830)
Financial expenses, net			116
Tax expenses			-
Net loss			$1,399

19

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 - OPERATING SEGMENTS AND MAJOR CUSTOMERS (CONTINUED)

	As at September 30, 2026
	Precision Metal Parts	Smart Carts	Total
Segment assets	$3,903	$67,123	$71,026

Segment liabilities	$1,270	$13,893	$15,163

	As at December 31, 2025
	Precision Metal Parts	Smart Carts	Total
Segment assets	$2,871	$82,289	$85,160

Segment liabilities	$1,138	$7,601	$8,739

b)	Major customer data as a percentage of total revenues:

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Nine months ended
	September 30
	2026	2025

Customer A	38%	14%
Customer B	31%	-
Customer C	14%	-

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position.

The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans in different currencies (NIS, CAD and USD). The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The Company’s borrowings bear both fixed and variable interest rates. The risk management policies employed by the Company to manage these risks are discussed below.

A.	Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls access to its intellectual property, which enables it to ensure the prompt collection of customers’ balances.

The Company’s main financial assets are cash and cash equivalents and trade accounts receivable and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical the Company holds cash with major financial institutions In Israel.

	September 30,	December 31,
	2026	2025

Cash and Cash Equivalents	$26,563	$13,525
Restricted cash and long term deposits	6,637	384
Investment in financial assets	3,349	55,642
Short term and long term trade receivables	19,983	4,255
Long term financial assets at fair value	343	333
Other accounts receivable	3,053	2,937
Total	$59,928	$77,076

20

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED):

B.	Liquidity risks:

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having an available adequate amount of committed credit facilities. The following tables detail the Company’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.

	Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$3,760	$3,760	$-
Other accounts payable	$2,944	$2,944	$-
Loans	$5,901	$1,557	$4,976
Lease liability	$2,558	$1,322	$1,534

C.	Market risks:

The Company’s’ business of maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the initiation of sales of their products to the civilian markets.

The Company’s Cust2Mate business is new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company buys its inventories mostly in USD and sells its products in NIS.

As of September 30, 2026, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the nine month period would decrease /increase by approximately $721.

D.	Interest rate risks:

The Company’s exposure to cash flow interest rate risk from long-term borrowings at fixed and variable rate, which is immaterial.

E.	Capital management

The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of September 30, 2026, the Company had accumulated losses of $159,879 thousand and a net loss in the amount of $22,182 thousand for the nine months ended September 30, 2026. As of the date of the issuance of the accompanied condensed consolidated interim financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations and therefore depends on fundraising from new and existing investors to finance its activities.

The Company’s primary capital management objectives are to maintain sufficient liquidity to support its ongoing operations, fund its growth initiatives and meet its financial obligations as they become due. The Company continues to expand its commercial operations and increase revenues, while managing its operating expenditures and working capital requirements. In addition to its existing cash resources and operating cash flows, the Company has established financing arrangements, including bank credit facilities, to support the manufacturing and deployment of its products and its ongoing business activities. These financing arrangements provide the Company with additional financial flexibility as it continues to execute its growth strategy.

The Company expects to continue expanding its operations over the next 12 to 24 months, supported by increasing revenues, existing cash resources and available financing facilities. While the Company may continue to incur operating losses as it scales its business, management believes that its current financial resources, together with available credit facilities and anticipated cash flows from operations, will be sufficient to fund its planned operations and meet its financial obligations for at least the next 12 months from the date of issuance of these financial statements. The Company continues to monitor its liquidity position, working capital requirements and capital allocation to ensure that its financial resources are appropriately managed in support of its business objectives.

NOTE 14 – EVENTS SUBSEQUENT TO THE REPORTING PERIOD

(a)	For further details regarding the Hedia financing received subsequent to the reporting period, see note 1(c).

(b)	On November 4, 2026, the Company received an additional ILS 3.8 million ($1,245) in respect of its Inventory Credit Line.

21